China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

April 20, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form F-1
Filed March 28, 2018
File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 9, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on March 28, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Business, page 47

1.        We note your response to prior comment 2; however it is unclear how the comment was addressed in the disclosure on the pages cited in the prior comment or, as you state in your response, that you included disclosure that your engineering methods did not produce any new drugs or change the medicinal effects of TCMP. Please revise the disclosure to address the previous comment and clearly and consistently indicate throughout the prospectus that your engineering methods did not produce any new drugs or change the medicinal effects of TCMP, and that your research and development efforts are primarily focused on innovative engineering methods for cleaning and grinding traditional TCMPs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 8, 40, 43 and throughout the filing to clarify that our innovative engineering methods did not enable us to product new type of drug or change the medicinal effects of TMCP.

Share Pledge Agreement, page 50

2. We note the response to prior comment number 3. Please revise the prospectus to disclose the dollar amount that is required to be paid by Taizhou Suxuantang to terminate the Share Pledge Agreement. Please also disclose the effects on the Company if the Share Pledge Agreement is terminated and who controls the decision by Taizhou Suxuantang to make the required payment under the Share Pledge Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 50.

3. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The offering price will be $4 per ordinary share. In response to the Staff’s comment, the Company did not specifically determine the fair value of its ordinary share, nor did it employ a third party to value the fair value, since it has not implemented any stock option plan before IPO, or issue any equity-embedded financial instruments that contain beneficial conversion features. Therefore the Company does not need to apply fair value of ordinary shares for the purpose of financial reporting.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Feng Zhou
Feng Zhou
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC